

Mail Stop 4561

July 16, 2009

Brian F. Lilly
Chief Financial Officer
F.N.B Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

> **RE:** **F.N.B. Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-31940**

Dear Mr. Lilly,

We have reviewed your letter filed on May 14, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2009 Form 10-K

Note 5. Securities, page 76

1.      We note your response to comment eight in your response letter dated May 14, 2009 and your revised disclosure. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph

38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about your assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions to allow an investor to understand why this information is relevant and meaningful.

Form 8-K filed on April 23, 2009

2.  We note your presentation of return on average tangible common equity, tangible common equity ratio and tangible common equity ratio excluding accumulated other comprehensive income.  These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you provide these non-GAAP ratios in the future, please:

a.  Clearly label these financial measures as non-GAAP each time they are presented;

b.  Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

c.  State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies; and

d.  Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

Please provide us your proposed revised disclosures in your response.  Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

March 31, 2009 Form 10-Q

General

3.    Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

Preferred Stock and Stock Warrant, page 6

4.    You disclose that the proceeds received in conjunction with the issuance of the Preferred Series C Stock and the warrants were allocated based on their relative fair values.  Please tell us and revise your future filings to disclose:

a.   the specific method you used to determine the fair value of preferred stock; and

b.   the significant assumptions used to determine the fair value of the warrants including the dividend rate, stock price volatility, and risk-free interest rate.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

                                    Sincerely,


                                    Paul Cline
                                    Staff Accountant